DSM Press Release

DSM, Corporate Communications
P.O. Box 6500, [redacted]en, The Netherlands
[redacted]lefax (31) 45 5740680

DSM

04024894

28 April 2004

Q1 2004 operating profit of EUR 110 million substantially higher than expected

- *Sales up 29% from Q1 2003, mainly because of contribution from DSM Nutritional Products and autonomous volume growth of 5%*
- *Operating profit 21% higher than in Q1 2003; net profit up 8% from Q1 2003*
- *Development of DSM Nutritional Products above expectations*
- *DSM Anti-Infectives puts results of Life Science Products under strong pressure*
- *Q2 operating profit expected to be around Q1 2004 level; profit on ordinary activities after taxation for 2004 expected to be clearly higher than that for 2003*

EUR million	**first quarter**		
	2004	2003	+/-
Net sales	**1,873**	**1,453**	**29%**
Operating profit plus depreciation & amortization (EBITDA)	234	187	25%
Operating profit before amortization of goodwill (EBITA)	**116**	**97**	**20%**
- Life Science Products	21	52	-60%
DSM Nutritional Products	47	-	
- Performance Materials	37	34	9%
- Industrial Chemicals	21	21	0%
- Other activities	-10	-10	
Operating profit (EBIT)	**110**	**91**	**21%**
Profit on ordinary activities after taxation	74	72	3%
Extraordinary profit after taxation	-	-	
Net profit	**79**	**73**	**8%**
Per ordinary share in EUR:			
- profit on ordinary activities after taxation	0.71	0.69	
- net earnings	0.76	0.70	
Average number of ordinary shares (x million)	95.8	96.0	

Q1 2004 operating profit of EUR 110 million substantially higher than expected

General

In the first quarter of 2004 DSM posted an operating profit of EUR 110 million, which is EUR 19 million higher than in the first quarter of 2003. The *profit on ordinary activities after taxation* was EUR 74 million. *Net profit* was EUR 79 million, up EUR 6 million (8%) from Q1 2003.

Commenting on the results, DSM Managing Board chairman Peter Elverding said: *"The results for the first quarter of this year exceeded the expectations we had when we presented the annual figures for 2003. We are particularly satisfied with the good progress being made at DSM Nutritional Products. The result of DSM Anti-Infectives came under heavy pressure, as expected. As against this, there were positive developments in the Performance Materials businesses in particular."*

About the second quarter of 2004 he said:
"On the basis of current market developments for our businesses, I expect that the second quarter of this year will produce a result around the level of the first quarter of 2004."

About the whole of 2004 Peter Elverding said:
"There are still many uncertainties with regard to the economy - especially in Europe-, the dollar exchange rate and raw material prices. Based on current developments, I expect DSM's profit on ordinary activities after taxation for the whole of 2004 to be clearly higher than last year.
This is a step in the right direction, but a considerable further improvement of the profitability of our activities is necessary; we are therefore working hard to implement the programmes we have initiated to that effect."

Net sales

EUR million	**first quarter**	
	2004	**2003**
Life Science Products	464	503
DSM Nutritional Products	471	-
Performance Materials	473	458
Industrial Chemicals	373	388
Other activities	92	104
Total	1,873	1,453

Net sales in Q1 2004 were up 29% from Q1 2003. The contribution from DSM Nutritional Products accounted for a 32% increase in sales, and autonomous volume growth added another 5%. Lower selling prices had an effect of -4% on sales. Lower exchange rates of the US dollar, the pound sterling and the yen relative to the euro also had an effect of -4%.

Operating profit

The Q1 operating profit amounted to EUR 110 million, up 21% from Q1 2003. As expected, the results of the Life Science Products cluster were under strong pressure due to the result of DSM Anti-Infectives. The Performance Materials cluster turned in a clearly better performance and DSM Nutritional Products moreover made a strong contribution, leading to a substantial increase in operating profit on balance.

Business review

Life Science Products cluster

EUR million	**first quarter**	
	2004	**2003**
Net sales including intra-Group supplies	494	516
Operating profit plus depreciation and amortization	61	92
Operating profit	21	52

Sales of this cluster decreased by 4% compared with Q1 2003. DSM Anti-Infectives saw its operating profit decline sharply due to lower prices, lower margins and a lower dollar exchange rate and the business group dipped into the red. The decline at DSM Anti-Infectives was thus on balance responsible for the decline in the results for the cluster. The results of DSM Pharmaceutical Products improved strongly and were positive. The other business groups (DSM Fine Chemicals, DSM Food Specialties and DSM Bakery Ingredients) posted operating profits that were stable compared with Q4 2003 but slightly lower than in Q1 2003, mainly because of the weaker dollar.

DSM Nutritional Products

EUR million	**first quarter**	
	2004	**2003**
Net sales including intra-Group supplies	471	-
Operating profit plus depreciation and amortization	75	-
Operating profit	47	-

DSM Nutritional Products is developing satisfactorily. In the first 180 days a great deal of progress was made in its integration and transformation. This transition is being structured in the VITAL project. A major effort is currently being made to unbundle the unit from Roche, integrate it into DSM and improve its competitive strength via cost reductions. The effects of these cost reductions were already noticeable in the first quarter.

For DSM Nutritional Products no comparative figures for Q1 2003 are available. Compared with Q4 2003, DSM Nutritional Products saw its sales decrease by 5% due to unfavourable exchange rate effects. Its operating profit increased very strongly thanks to lower costs and further growth in new products and formulations in particular.

The *Animal Nutrition and Health* business posted lower volumes, mainly because of the avian flu in Asia, with price trends being stable on average. In *Human Nutrition and Health* and in *Pharma and Personal Care,* volumes were up while price trends were on average stable.

Performance Materials cluster

EUR million	**first quarter 2004**	**2003**
Net sales including intra-Group supplies	477	459
Operating profit plus depreciation and amortization	59	54
Operating profit	37	34

Sales increased 4% due to 9% volume growth partly offset by lower prices and unfavourable exchange rates. The operating profit for the cluster improved thanks to higher volumes (although margins were slightly lower) and was thus above the good level of the first quarter of 2003. There was a strong improvement in volumes and also in margins compared with Q4 2003. DSM Engineering Plastics, DSM Coating Resins and DSM Dyneema performed strongly. DSM Elastomers' operating profit was substantially higher than in Q4 2003.

Industrial Chemicals cluster

EUR million	**first quarter 2004**	**2003**
Net sales including intra-Group supplies	404	421
Operating profit plus depreciation and amortization	40	42
Operating profit	21	21

Sales for this cluster were on balance slightly lower than in Q1 2003, mainly due to unfavourable exchange rates. DSM Fibre Intermediates' operating profit was lower than in Q1 2003 but remained stable compared with Q4 2003. As expected, the results of DSM Melamine were under pressure from lower selling prices and higher raw material costs. DSM Agro saw its operating profit increase very strongly, mainly because of higher margins.

Other activities

EUR million	first quarter 2004	first quarter 2003
Net sales including intra-Group supplies	92	104
Operating profit plus depreciation and amortization	-1	-1
Operating profit	-10	-10

Sales were lower because of the discontinuation of the ABS tolling business. The operating profit for the Other activities cluster on balance remained unchanged from Q1 2003 because the elimination of the positive contribution from the ABS tolling business was offset by a decrease in one-off expenses.

Net profit

Net profit increased by EUR 6 million (8%) compared with Q1 2003 and stood at EUR 79 million.

Financial expense amounted to EUR 14 million in Q1 2004, up EUR 13 million from Q1 2003. This increase was due mainly to the increase in net debt resulting from the acquisition of DSM Nutritional Products in 2003. Net debt decreased by EUR 173 million in Q1 2004 and stood at EUR 498 million at the end of the quarter.

At 25%, the *effective tax rate* in Q1 2004 was higher than in Q1 2003 (22%). This increase was due to the fact that the profit included a higher proportion of elements taxable at the normal rate.

At EUR 2 million, the *Profit from non-consolidated companies* was unchanged from Q1 2003.

The *Profit on ordinary activities after taxation* was EUR 74 million, up EUR 2 million from the first quarter of 2003.

Minority interests had an effect of EUR 5 million on the overall profit due to the lower performance of a number of subsidiaries.

Cash flow, capital expenditure and financing

Cash flow (net profit plus depreciation and amortization) in the first quarter of 2004 amounted to EUR 203 million, which is EUR 34 million more than in Q1 2003. At EUR 63 million, capital expenditure was far below the level of depreciation and amortization.

Workforce

As a result of restructuring measures, the workforce decreased by 578 in the first quarter, with DSM Nutritional Products accounting for 249.

Outlook
Based on current insights, DSM expects a Q2 operating profit around the Q1 2004 level.

Given the favourable development of DSM Nutritional Products, current expectations are that the operating profit for 2004 will exceed the figure of EUR 150 million announced earlier. On the other hand, there are signs that the result of the Life Science Products cluster will continue to be under pressure in the next quarter due to developments at DSM Anti-Infectives. The result for this cluster is expected to improve in the second half of the year.

It is too early to make a reliable prediction of how the result for DSM as a whole will develop in the second half of the year, given the fact that there are still major uncertainties regarding the speed of economic recovery, especially in Europe. Moreover, it is also highly uncertain how exchange rates and raw material prices will develop.

On the basis of the current development of the economy and the dollar exchange rate and based on current raw material prices, DSM expects that its profit on ordinary activities after taxation for the full year 2004 will be clearly higher than that for 2003.

Heerlen, 28 April 2004

The Managing Board of Directors

Important dates:

Publication of second-quarter results:	Tuesday, 27 July 2004
Interim dividend 2004:	Tuesday, 10 August 2004
Publication of third-quarter results:	Wednesday, 27 October 2004
Annual report 2004:	Thursday, 17 February 2005
Annual General Meeting:	Wednesday, 6 April 2005

For more information:
DSM, Corporate Communications,
Tel. (+31) 45 5782421, fax (+31) 45 5740680
E-mail: media.relations@dsm.com

Investors:
DSM, Investor Relations
Tel. (+31) 45 5782864, fax (+31) 45 5782595
E-mail: investor.relations@dsm.com

Internet: www. dsm.com

Forward-looking statements

This press release contains forward-looking statements. These statements are based on current expectations, estimates and projections of DSM management and information currently available to the company. The statements involve certain risks and uncertainties that are difficult to predict and therefore DSM does not guarantee that its expectations will be realized. Furthermore, DSM has no obligation to update the statements contained in this press release.

Consolidated statement of income

EUR million	first quarter 2004	2003
net sales	1,873	1,453
operating profit plus depreciation and amortization (EBITDA)	234	187
operating profit before amortization of goodwill (EBITA)	116	97
amortization of goodwill	-6	-6
operating profit (EBIT)	110	91
balance of financial income and expense	-14	-1
profit on ordinary activities before taxation	96	90
taxes on profit on ordinary activities	-24	-20
profit from non-consolidated companies	2	2
profit on ordinary activities after taxation	74	72
extraordinary profit after taxation	-	-
group profit after taxation	74	72
minority interests' share	5	1
net profit	79	73
net profit	79	73
dividend on cumulative preference shares	-6	-6
net profit available to holders of ordinary shares	73	67
cash flow	203	169
depreciation and amortization	124	96
capital expenditure	63	90
per ordinary share in EUR*:		
- profit on ordinary activities after taxation	0.71	0.69
- net earnings	0.76	0.70
- cash flow	2.06	1.70
average number of ordinary shares (x million)	95.8	96.0
number of ordinary shares at end of quarter (x million)	95.8	94.4
workforce	25,533	**26,111
of which in the Netherlands	7,882	**7,996

* After deduction of dividend on cumulative preference shares.

** At year-end 2003.

The financial information set out in this quarterly report has not been audited.

Consolidated balance sheet

EUR million	**end of March 2004**		**year-end 2003**	
fixed assets				
intangible fixed assets	409		405	
tangible fixed assets	4,164		4,188	
financial fixed assets	403		371	
		4,976		4,964
current assets				
inventories	1,460		1,474	
receivables	1,820		1,746	
cash / marketable securities	1,359		1,216	
		4,639		4,436
Total		9,615		9,400

EUR million	**end of March 2004**		**year-end 2003**	
group equity				
shareholders' equity	4,914		4,918	
minority interests' share	40		43	
		4,954		4,961
provisions		894		901
long-term liabilities		1,523		1,505
current liabilities				
- interest-bearing	334		382	
- non-interest-bearing	1,910		1,651	
		2,244		2,033
Total		9,615		9,400
capital employed		5,943		6,162
group equity / total assets		0.52		0.53
net debt		498		671
net debt / group equity plus net debt		0.09		0.12

The financial information set out in this quarterly report has not been audited.

Statement of cash flows

EUR million		first quarter 2004		2003
Cash at beginning of period		1,216		2,974
Operating activities:				
- net profit plus amortization and depreciation	203		169	
- change in working capital	62		-100	
- other changes	-1		-31	
	---------		---------	
Net cash provided by operating activities:		264		38
Investing activities:				
- capital expenditure	-63		-90	
- divestments	1		8	
- other changes	-3		9	
	---------		---------	
Net cash used in investing activities		-65		-73
Cash flow used in financing activities (including dividend)		-60		-9
Effects of changes in consolidation and exchange differences		4		39
		---------		---------
Cash at end of period		1,359		2,969

Statement of changes in Shareholders' equity

EUR million	first quarter 2004	2003
Shareholders' equity at beginning of period	4,918	5,142
Changes:		
- net profit	79	73
- dividend	-118	-6
- exchange differences	35	-28
- repurchased shares	-	-76
- other	-	2
	---------	---------
Shareholders' equity at end of period	4,914	5,107

The financial information set out in this quarterly report has not been audited.